Exhibit 99.1
ROYAL STANDARD MINERALS INC.
C.U.S.I.P # 780919106                                                                                                                OTCBB: RYSMF
NEWS RELEASE July 19, 2012

ROYAL STANDARD MINERALS INITIATES STRATEGIC ALTERNATIVES REVIEW PROCESS

Toronto, Ontario – July 19, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) announced that its Board of Directors has initiated a review process to consider strategic alternatives with a view to enhancing shareholder value. Strategic alternatives may include, but are not limited to, the sale of all or a portion of Royal Standard's assets, the outright sale of Royal Standard, a merger or other business combination transaction involving a third party, a joint venture, a financing, as well as continued execution of Royal Standard's existing business plan, or any combination thereof.

A special committee ("Special Committee"), consisting of directors independent of management, has been appointed to oversee the strategic review process. The Special Committee has engaged Bayfront Capital Partners Ltd. as its financial advisor to assist in this process.

It is Royal Standard's current intention not to disclose developments with respect to the strategic review process unless and until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate.  Royal Standard cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, as to the terms or timing of such a transaction.

About Royal Standard Minerals Inc.

Royal Standard Minerals is a mineral exploration and mine development company with multiple high quality gold projects in Nevada, USA. The Company’s flagship Goldwedge Mine is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard’s portfolio of gold exploration projects includes Fondaway Canyon, Pinion and Dixie Comstock. The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information
This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com . Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.